EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended April 31,
	2010	2011

Income before income taxes	$9,398	$6,552
Fixed charges	9,021	10,676
Capitalized interest	(12)	—

Total earnings	$18,407	$17,228

Interest expense (including capitalized interest)	$4,796	$6,810
Amortized premiums and expenses	998	747
Estimated interest within rent expense	3,227	3,119

Total fixed charges	$9,021	$10,676

Ratio of earnings to fixed charges	2.04	1.61